VIA FEDEX

August 23, 2006

The Board of Directors
The Penn Traffic Company
1200 State Fair Blvd.
Syracuse, NY  13221
(315) 461-2393

Mr. Robert Chapman, President & CEO
Mr. Robert Kelly, Chairman
Mr. Randy Martin, CFO
Mr. Kevin Collins, Director
Mr. John Burke, Director
Mr. Alan Levitan, Director
Mr. Ben Evans, Director

To the Board of Directors of The Penn Traffic Company:

Bay Harbour Management, L.C. ("BHM") is the beneficial owner of 300,535 shares, or approximately 3.7% (assuming 8,072,572 shares outstanding), of the common stock of The Penn Traffic Company ("Penn Traffic" or the "Company"). We are writing you, and simultaneously making our letter public, in an effort to communicate our demands as one of the largest owners of the Company. While we would prefer to discuss these matters with you in a direct face-to-face conversation, your refusal to return our repeated calls has left us no alternative. For that reason, along with those enumerated below, you are in receipt of this letter.

FACT #1:

The Company emerged from bankruptcy over 16 months ago and has not held a shareholder meeting.

DEMAND:

BHM requests that you hold a shareholder meeting within 60 days. It is fundamentally unfair to shareholders, and violates Article 2.2 of the Company's By-Laws, that, although the Company emerged from Chapter 11 bankruptcy on April 13, 2005, no shareholder meeting has taken place since that time. BHM requests that the agenda at the shareholder meeting include (i) a presentation and discussion of recent financial results, (ii) a presentation and discussion of current business conditions and outlook, (iii) a detailed report on the status of the assessment of the financial impact of the improper practices discovered by the Audit Committee(1), and (iv) a detailed report on the status of the SEC investigation.

FACT #2:

The Company has not filed financial statements in over 18 months.

DEMAND:

The last time the Company filed a 10K was on May 3, 2002. The last time the Company filed a 10Q was on December 17, 2002. The last time financial statements of any kind were made public by the Company was a monthly operating report for the five weeks ending January 29, 2005, while the Company was still in Chapter
11. The Company's shareholders have not been allowed access to any kind of financial data for the past 18 months.(2) BHM demands that the Company immediately make public unaudited income statements and balance sheets for all quarterly fiscal periods since its emergence from Chapter 11 bankruptcy.

FACT #3:

The management team and the Board appear, based on the limited information available to investors, to be taking actions inconsistent with the best interests of the Company and its shareholders, such as the new compensation arrangements granted to Gregory Young, reflecting the fact that the management team and the Board do not have any material ownership stake in the Company.

DEMAND:

Management should provide a detailed explanation for the prima facie unreasonable compensation arrangement granted to Gregory Young. None of the Company's management and no members of the Board have any material equity stake in the Company. This misalignment between the interests of the shareholders and the management team and the Board was accentuated when the Company announced your decision to compensate Gregory Young, SVP - Chief Marketing Officer/Distribution, with a salary of $300,000, a signing bonus of $100,000, the eligibility to receive another bonus of 45%-90% of his salary, a $15,000 relocation bonus and various other benefits.(3) Altogether, Mr. Young will have the opportunity to reap almost $700,000 in his first year of re-employment with the Company.(4) This does not


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1 As disclosed in Exhibit 99.1 to the June 1, 2006 8K filed by the Company.
2 We do not consider as financial data the sporadic updates on availability under the revolver, which are useless in a vacuum, and only come with the filing of the increasingly infuriating 8Ks where we learn that the Company is "further delaying the finalization and release of audited financials."
3 Exhibit 99.1 to the July 13, 2006 8K filed by the Company.
4 Mr. Young was previously employed by the Company from 1974 to 1999.

include any additional bonus he may receive under a change of control scenario. This level of compensation is outrageous and demonstrates a careless use of shareholder funds, which neither the management team or the Board has any invested interest in protecting.

FACT #4:

On June 29, 2006, the Company entered into a consulting agreement with the Chairman of the Board, Robert Kelly.

DEMAND:

We do not understand why it was necessary or appropriate for the Company to engage Robert Kelly, the Chairman of the Board, as a consultant to the Company at an annualized rate of up to $480,000.(5) BHM demands that you provide a detailed description of the specific tasks Mr. Kelly has been engaged to perform, together with a detailed explanation as to why such tasks are necessary, how the compensation to Mr. Kelly was determined, and why the management team and Mr. Kelly were incapable of performing those same tasks without such additional compensation.

FACT #5:

CEO Robert Chapman and CFO Randy Martin have refused to return no less than 30 phone calls over the last two months from representatives of BHM.

DEMAND:

The refusal of the Company to provide its investors with even basic financial and operating information about the Company, as required by federal securities laws, and to avoid all other appropriate opportunities to communicate with and provide appropriate information to shareholders, is completely inappropriate and unacceptable. This information should be provided immediately, and an appropriate public opportunity should be provided for all shareholders to ask questions of management. The Company cannot and should not hide behind its prior accounting problems as an excuse to prevent current disclosure of current operating results that are not in any way affected by the old problems.

FACT #6:

Numerous examples exist of companies that continue to not only communicate with, but also provide financial updates to, their shareholder base while an accounting investigation is ongoing.

KEY ENERGY SERVICES, INC. is in the process of restating its 2003 financial results after fraud was discovered in early 2004. The SEC is investigating the company. Still, the company makes public monthly income statement and balance sheet data and continues to communicate with shareholders. The

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5 Exhibit 99.1 to the June 30, 2006 8K filed by the Company. Mr. Kelly has been engaged at a rate of $3,000 per day. The number of days during each three month period shall not exceed 40. Mr. Kelly's engagement is for a period of six months and shall be automatically extended for additional consecutive three month periods unless the agreement is terminated with 30 days prior written notice.

company hosts quarterly conference calls, meets with investors and generally discloses whatever it can to help shareholders understand the company's situation and current financial performance.

We suspect you are already aware of this situation. As you know, Kevin Collins, a Director of the Company, is also a Director of Key Energy Services, Inc.

THERMADYNE HOLDINGS CORP. is in the process of restating its 2003, 2004 and 2005 financials after accounting issues were discovered relating to income taxes, foreign currency translation and the accounting of certain foreign business units. Still, the company releases unaudited quarterly financial statements, hosts quarterly conference calls and the management team makes itself accessible to shareholders.

METROMEDIA INTERNATIONAL GROUP, INC. is in the process of restating its 2004 financial results. Still, the company intends to release preliminary financial results for 2005 ahead of the completion of the restatement. The company continues to communicate with shareholders.

DEMAND:

These are just a few examples of companies that both communicate with and deliver financial updates to shareholders while accounting investigations are ongoing. The Company's refusal to do either is made more egregious by the Company's own statements to the effect that the improper practices "had largely ceased by the time of the Company's Chapter 11 filing."(6) There is no reason why shareholders should be kept in the dark for over 18 months when the issues being investigated have no material impact on the Company's post-emergence financial results. By referencing the above examples, BHM demands that the Company take immediate and appropriate action to rectify the improper withholding of information described herein.

FACT #7:

Despite the passage of more than twelve months from the date the Company announced that the SEC had requested documents from the Company concerning promotional and allowance practices, at which time the Audit Committee announced its internal investigation into the same matters, the Company still has not been able to complete its investigation.

DEMAND:

We do not understand why it took eleven months, from July 1, 2005 to June 1, 2006, for the Audit Committee to confirm that the Company "had engaged in certain improper practices," and that "these improper practices affected the Company's prior reported financial results." We also do not understand why the Audit Committee requires yet more time to complete "an assessment of the financial statement impact" of the improper practices.(7) Management should provide a detailed explanation as to why the investigation has not been completed.

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6 Exhibit 99.1 to the June 1, 2006 8K filed by the Company.
7 Exhibit 99.1 to the June 1, 2006 8K filed by the Company.

We trust that you will immediately take note of the above facts, consult with your outside legal, accounting and other professional advisors, and take appropriate action to correct the improper withholding of information described above. We also request that your response simultaneously be made public so that it is available to all investors.

Very truly yours,

Kurt Cellar
Partner

cc:   Securities and Exchange Commission
      100 F Street, NE
      Washington, DC 20549

      Attn: John W. White, Director, Division of Corporation Finance
            Linda C. Thomsen, Director, Division of Enforcement





Mr. Robert Chapman        Mr. Robert Kelly             Mr. Alan Levitan
President & CEO           Chairman                     Director
1200 State Fair Blvd.     1200 State Fair Blvd.        25 Boxwood Dr.
Syracuse, NY 13221        Syracuse, NY 13221           Morristown, NJ 07960
(315) 453-7284            (315) 461-2393               (973) 644-4996

Mr. Randy Martin, CFO     Mr. Kevin Collins, Director  Mr. John Burke, Director
1200 State Fair Blvd.     21 Old Hill Farms Rd.        22549 Malden St.
Syracuse, NY  13221       Westport, CT  06880          West Hills, CA  91304
(315) 461-2423            (203) 227-5561               (818) 888-7065


Mr. Ben Evans, Director
95 Wake Robin Ln.
Stamford, CT 06903
(203) 322-2552